WESTERN WIND ENERGY CORP.

632 Foster Avenue Coquitlam, BC V3J 2L7	Telephone: 604.781.4192 Facsimile: 604.939.1292 www.westernwindenergy.com

N E W S R E L E A S E

July 20, 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 16,437,373

WESTERN WIND FINALIST FOR A FURTHER 100 MW OF POWER BIDS

The Company is pleased to announce that it has been notified by two US power companies that its has been “short listed” for outstanding tender offers. The offers could account for up to 100 MW of additional power purchase agreements. Arizona Public Service and Tucson Electric Power have told the Company that they wanted to “begin negotiations” immediately on agreements.

"We expect these bids to serve as just the beginning of our efforts in Arizona. The State has tremendous potential for us and will play an important role in our increasing stature in the wind industry"states Michael Boyd, President of Western Wind’s Arizona subsidiary, Verde Resources Corporation.

During the past year, the Company has executed 155 megawatts of power purchase agreements for the procurement of wind energy electrical generation, from three separate utilities. The Company was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

The Company is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. The Company conducts its operations through wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of the Company includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS “Jeffrey Ciachurski” Jeffrey J. Ciachurski President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.